

August 6, 2010

Michael Yufeng Chi
Chairman and Chief Executive Officer
Perfect World Co., Ltd.
8th Floor, Huakong Building
No. 1 Shangdi East Road, Haidian District
Beijing 100085, People's Republic of China

> **Re:** **Perfect World Co., Ltd.**
> **Form 20-F for the fiscal year ended December 31, 2009**
> **File No. 001-33587**

Dear Mr. Chi:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 20-F for the fiscal year ended December 31, 2009

Operating and Financial Review and Prospects, page 58

1.   You indicate in your discussion of factors affecting your results of operations that your revenue growth is dependent on the number of players, their playtime, and average spending of each player, among other factors. We also note your discussion of changes in aggregate average concurrent users, active paying customers, and average revenue per active paying customer in your quarterly earnings releases on Form 6-K. Tell us what consideration you gave to discussing and analyzing these measures for each of the periods presented within your operating and financial revenue and prospects section. Indicate whether they are considered by management to be key performance indicators. Explain and quantify any related trends, events or uncertainties that are reasonably expected to have a material impact on your liquidity, capital resources and/or results of operations. Also tell us what consideration you gave to quantifying the extent to which

material changes in revenues are attributable to changes in price or changes in volume over the last three years. Refer to Item 5 of Form 20-F and Section III.B of SEC Release 33-8350, Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations.

Liquidity and Capital Resources, page 79

2.   We note that the amount of cash provided by advances from customers and deferred revenues declined in 2009 in contrast to the fairly comparable amounts provided in 2007 and 2008. Tell us what consideration you gave to discussing and analyzing the underlying drivers contributing to this difference in 2009. Also indicate the extent to which the underlying reasons for the difference represent trends, events and/or uncertainties that are reasonably expected to have a material impact on your liquidity, capital resources and/or results of operations.

3.   It does not appear that you have provided discussion explaining the increase in accounts receivable in the captions "Cash Flows and Working Capital" or "Operating Activities" for the year ended December 31, 2009. Please tell us how you considered the disclosure requirements of Part 1. Item 5. B. of Form 20-F regarding your assessment of factors and trends associated with the increase in accounts receivable. Explain your assessment of this increase to the extent it is anticipated to have a material effect on your financial condition and results of operation in future periods.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Michael Yufeng Chi
Perfect World Co., Ltd.
August 6, 2010
Page 3

You may contact Melissa Walsh, Staff Accountant, at (202) 551-3224 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3226 with any other questions.

Sincerely,

Craig Wilson
Senior Assistant Chief Accountant